Lauren B. Prevost
404-504-7744
lbp@mmmlaw.com
www.mmmlaw.com
May 12, 2006
VIA EDGAR
Securities and Exchange Commission
Main Filing Desk 450
100 F Street, NW
Washington, D.C. 20549

Re:	United Development Funding III, L.P. Request for Acceleration File No. 333-127891
Ladies and Gentlemen:
     On behalf of United Development Funding III, L.P. (the “Partnership”), enclosed for filing is the Partnership’s request pursuant to Rule 461 promulgated by the Commission under the Securities Act of 1933, as amended (the “Act”), for the acceleration of the effectiveness of its Registration Statement on Form S-11 (File No. 333-127891) under the Act to immediate effectiveness on Monday, May 15, 2006 at 12:00 p.m. Eastern Daylight Time or as soon thereafter as is practicable.
     If you have any questions, please do not hesitate to contact the undersigned at (404) 504-7744 or Seth K. Weiner, Esq. at (404) 504-7664.
Sincerely,
MORRIS, MANNING & MARTIN, LLP
/s/ Lauren B. Prevost
Lauren B. Prevost

cc:	Todd F. Etter Amanda McManus Seth K. Weiner, Esq.

United Development Funding III, L.P.
1702 N. Collins Boulevard, Suite 100
Richardson, Texas 75080
May 12, 2006
VIA EDGAR
Securities and Exchange Commission
Main Filing Desk 450
100 F Street, NW
Washington, D.C. 20549

Re:	United Development Funding III, L.P. Request for Acceleration File No. 333-127891
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933 (the “Act”), United Development Funding III, L.P. (the “Partnership”) hereby requests acceleration of the effective date of its Registration Statement on Form S-11 (File No. 333-127891) to immediate effectiveness on Monday, May 15, 2006 at 12:00 p.m. Eastern Daylight Time or as soon thereafter as is practicable.
     The Partnership acknowledges that, should the Commission or the staff, acting through delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement, that the action of the Commission or the staff, acting through delegated authority, in declaring the Registration Statement effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement, and that the Partnership may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions, please call me at (214) 370-8960.
Sincerely,
United Development Funding III, L.P.
/s/ Todd F. Etter
Todd F. Etter

cc:	Lauren B. Prevost, Esq. Seth K. Weiner, Esq.